CUSIP No. 482470200

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
KIT digital, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
482470200
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Jeffrey R. Katz, Esq. Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000
June 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Costa Brava Partnership III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,250,000
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,250,000
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.9%*
14.	TYPE OF REPORTING PERSON PN
*  Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Roark, Rearden & Hamot, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,250,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,250,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.9%**
14.	TYPE OF REPORTING PERSON OO
* Represents shares directly held by Costa Brava Partnership III L.P.
** Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,376,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,376,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,376,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.1%**
14.	TYPE OF REPORTING PERSON IN, HC
* Includes (i) 3,250,000 shares held by Costa Brava Partnership III L.P.; (ii) 74,000 shares held directly by Mr. Hamot in his IRA account; and (iii) 52,000 shares held in two trusts for the benefit of Mr. Hamot’s children.
**  Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

AMENDMENT  NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012, Amendment No. 1 thereto filed on May 16, 2012 and Amendment No. 2 thereto filed on June 8, 2012 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background

Item 2 is hereby amended to state that the Reporting Persons may no longer be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with JEC II Associates, LLC and its affiliates (collectively, “JEC”),  by virtue of the information provided in Item 4  below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 11, 2012, the Issuer rejected the joint proposal submitted by the Reporting Persons and JEC on June 8, 2012 for the prompt appointment of four candidates as Directors of the Issuer.  The Reporting Persons and JEC have no other joint proposals that have been submitted to the Issuer and there exists no agreement or other facts pursuant to which the Reporting Persons and JEC may continue to be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  While there is no longer any agreement between the Reporting Persons and JEC related to the acquisition, disposition, holding or voting securities of the Issuer, the Reporting Persons continue to share JEC’s view that a change in the board is needed and support Peter Heiland’s candidacy as a Director of the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

CUSIP No. 482470200

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot